UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported)

June 2011

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, June 8 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

at March 31, 2011 and December 31, 2010 and 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Classified Consolidated Statements of Financial Position

at March 31, 2011, December 31, 2010 and December 31, 2009

	NOTE	3/31/2011	12/31/2010	12/31/2009
		THCH$	THCH$	THCH$
ASSETS

Current Assets:
Cash and cash equivalent	4	97,195,801	96,219,208	112,445,009
Other current financial assets	5	965,843	958,606	22,691,323
Other current non-financial assets	6.1	15,017,262	10,712,132	10,086,541
Current trade receivables and other accounts receivable	7	77,810,366	97,254,597	78,558,590
Current related party accounts receivable	11.1	150,691	248,273	1,051,014
Inventories	8	53,417,682	49,939,194	40,908,937
Current tax assets	9.1	1,779,373	2,288,725	4,563,058
Total Current Assets		246,337,018	257,620,735	270,304,472

Non-Current Assets:
Other non-current non-financial assets	6.2	21,776,533	21,507,754	20,454,935
Non-current rights receivable	7	7,885,203	7,804,481	5,817,177
Non-current related party accounts receivable	11.1	29,187	8,847	37,869
Investments accounted for using the equity method	13	62,255,750	50,754,168	34,731,218
Intangible assets other than goodwill	14.1	1,555,106	1,365,595	2,117,333
Goodwill	14.2	59,827,484	57,770,335	61,360,345
Property, plant and equipment	10	293,880,110	291,482,180	247,869,091
Deferred tax assets	9.4	6,060,281	6,891,609	6,252,523
Total Non-Current Assets		453,269,654	437,584,969	378,640,491
Total Assets		699,606,672	695,205,704	648,944,963

The attached Notes 1 to 28 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Classified Consolidated Statements of Financial Position

at March 31, 2011, December 31, 2010 and December 31, 2009

	NOTE	3/31/2011	12/31/2010	12/31/2009
		THCH$	THCH$	THCH$
LIABILITIES AND EQUITY

LIABILITIES
Current Liabilities:
Other current financial liabilities	15	14,124,497	11,996,399	5,799,881
Current trade payables and other accounts payable	16	89,235,812	105,282,335	82,302,124
Current related party accounts payable	11.2	9,587,456	14,323,473	13,757,847
Other current provisions	17	76,478	60,748	38,879
Current tax liabilities	9.2	3,700,836	4,009,389	5,676,913
Other current non-financial liabilities	18	23,811,150	31,879,967	30,234,814
Total Current Liabilities		140,536,229	167,552,311	137,810,458

Non-Current Liabilities:
Other non-current financial liabilities	15	70,864,868	70,449,459	73,149,674
Non-current related party accounts payable	11.2	—	—	2,565,767
Non-current other provisions	17	4,408,490	4,267,619	4,457,107
Deferred tax liabilities	9.4	44,288,354	42,492,348	39,435,167
Non-current employee benefit provisions	12.2	7,299,604	7,256,590	8,401,791
Other non-current non-financial liabilities	18	8,378,473	8,322,781	9,567,264
Total Non-Current Liabilities		135,239,789	132,788,797	137,576,770

EQUITY:	19
Issued capital		230,892,178	230,892,178	230,892,178
Retained earnings		199,709,401	180,110,975	147,508,036
Other reserves		(6,780,055)	(16,146,887)	(4,851,620)
Equity attributable to owners of the controller		423,821,524	394,856,266	373,548,594
Non-controlling interests		9,130	8,330	9,141
Total Equity		423,830,654	394,864,596	373,557,735
Total Liabilities and Equity		699,606,672	695,205,704	648,944,963

The attached Notes 1 to 28 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Income by Function

		01/01/2011	01/01/2010
	NOTE	3/31/2011	3/31/2010
		THCH$	THCH$
STATEMENT OF INCOME

Revenues		250,776,199	229,787,277
Cost of sales		(145,494,776)	(127,516,588)
Gross Margin		105,281,423	102,270,689
Other income by function	24	72,246	194,670
Distribution costs		(23,893,522)	(20,099,515)
Administrative expenses		(41,688,075)	(37,974,601)
Other expenses by function	25	(1,122,022)	(1,597,921)
Other (losses) gains	27	711,938	1,632,051
Financial income	26	660,023	835,003
Financial costs	26	(1,795,645)	(1,575,443)
Share in earnings (losses) of associates and joint ventures accounted for using the equity method	14.2	212,552	613,973
Exchange differentials		162,642	(317)
Income from units of adjustment		(65,041)	2
Pre-tax earnings		38,536,519	44,298,591
Income tax expense	10.3	(10,537,994)	(11,519,533)
Profit		27,998,525	32,779,058

Profit Attributable to
Owners of the controller		27,997,752	32,778,258

Non-controlling interests		773	800
Profit		27,998,525	32,779,058

Earnings per basic share in continuing operations
Earnings per Series A share		35.07	41.06
Earnings per Series B share		38.58	45.17

The attached Notes 1 to 28 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Comprehensive Income

		01/01/2011	01/01/2010
	NOTE	3/31/2011	3/31/2010
		THCH$	THCH$
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Profit		27,998,525	32,779,058
Components of other comprehensive income before taxes
Losses from translation differences before taxes	19	9,647,214	2,875,360
Income tax related to translation differences in other comprehensive income		(280,355)	297,308
Comprehensive Income		37,365,384	35,951,726

Income Attributable to:

Comprehensive income attributable to owners of the controller		37,364,584	35,950,801
Comprehensive income attributable to non-controlling interests		800	925
Total Comprehensive Income and Comprehensive Expenses		37,365,384	35,951,726

The attached Notes 1 to 28 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Cash Flows

		01/01/2011	01/01/2010
	NOTE	3/31/2011	3/31/2010
		THCH$	THCH$
Cash flows from (used in) operating activities
Types of collections from operating activities
Collections from the sales of goods and rendering of services		369,274,106	330,953,911
Collections from premiums and payments and other policy benefits		162,979	—
Types of payments
Payments to suppliers for the supply of goods and services		(274,036,348)	(217,095,358)
Payments to and for account of employees		(25,067,500)	(21,797,285)
Other payments because of operating activities		(39,532,082)	(49,516,199)
Dividends received		—	254
Interest paid		(307,194)	(3,475)
Interest received		444,094	713,577
Income tax reimbursements (payments)		(3,748,427)	(3,364,870)
Other cash receipts (outlays)		(788,089)	(652,226)
Net cash flows from (used in) operating activities		26,401,539	39,238,329
Cash flows from (used in) investment activities
Cash flows from the loss of control in subsidiaries and other companies		5,355,930	—
Cash flows used to obtain control of subsidiaries or other businesses		(3,130,500)	—
Proceeds from the sale of property, plant and equipment		75,072	73,183
Purchases of property, plant and equipment		(23,227,273)	(14,843,202)
Long-term purchases of other assets		—	(43,075)
Payments under future, term, option and swap contracts		(82,185)	—
Collections from future, term, option and swap contracts		153,882	—
Other cash receipts (outlays)		—	2,653,167
Net cash flows used in investment activities		(20,855,074)	(12,159,927)
Cash flows from (used in) financing activities
Proceeds from short-term loans		16,421,829	8,862,008
Total proceeds from loans		16,421,829	8,862,008
Payments of loans		(15,115,056)	(479,778)
Dividends paid		(6,644,077)	(5,439,363)
Other cash outlays		—	(7,366)
Net cash flows from (used in) financing activities		(5.337.304)	2.935.501
Increase (decrease) in cash and cash equivalent before the effect of changes in foreign exchange rates		209,161	30,013,903
Effects of the variation in foreign exchange rates on cash and cash equivalent		767.432	1,655,236
Net decrease in cash and cash equivalent		976,593	31,669,139
Cash and cash equivalent at the start of the fiscal year	4	96,219,208	112,445,009
Cash and cash equivalent at the end of the fiscal year	4	97,195,801	144,114,148

The attached Notes 1 to 28 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Statements of Changes in Equity

at March 31, 2011 and 2010

		Other reserves
	Issued capital	Reserves for translation differences	Other miscellaneous reserves	Other reserves	Retained earnings (cumulative losses)	Equity attributable to owners of the controller	Non-controlling interests	Total equity
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Starting Balance at 01/01/2011	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596
Changes in equity
Comprehensive Income
Profit	—	—	—	—	27,997,752	27,997,752	773	27,998,525
Other comprehensive income	—	9,366,832	—	9,366,832	—	9,366,832	27	9,366,859
Comprehensive income		9,366,832	—	9,366,832	27,997,752	37,364,584	800	37,365,384
Dividends	—	—	—	—	(8,399,326)	(8,399,326)	—	(8,339,326)
Total changes in equity	—	9,366,832	—	9,366,832	19,598,426	28,965,258	800	28,966,058
Ending Balance at 03/31/2011	230,892,178	(12,215,593)	5,435,538	(6,780,055)	199,709,401	423,821,524	9,130	423,830,654

		Other reserves
	Issued capital	Reserves for translation differences	Other miscellaneous reserves	Other reserves	Retained earnings (cumulative losses)	Equity attributable to owners of the controller	Non-controlling interests	Total equity
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Starting balance at 01/01/2010	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735
Changes in equity
Comprehensive Income
Profit	—	—	—	—	32,778,258	32,778,258	800	32,779,058
Other comprehensive income	—	3,172,543	—	3,172,543	—	3,172,543	125	3,172,668
Comprehensive income	—	3,172,543	—	3,172,543	32,778,258	35,950,801	925	35,951,726
Increase (decrease) due to transfers and other changes		—	—	—	—	—	—	—
Total changes in equity		3,172,543	—	3,172,543	32,778,258	35,950,801	925	35,951,726
Ending Balance at 03/31/2010	230,892,178	(7,114,615)	5,435,538	(1,679,077)	180,286,294	409,499,395	10,066	409,509,461

The attached Notes 1 to 28 form an integral part of these financial statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Statements of Financial Position

NOTE 1 — OUR BUSINESS

Embotelladora Andina S.A. is registered under number 00124 in the Securities Registry and is subject to oversight by the Chilean Securities and Insurance Commission (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (“Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and beverages.  The Company has operations in Chile, Brazil and Argentina.  In Chile, it has distribution franchises for the Metropolitan Region, the Province of San Antonio in the Fifth Region and the Province of Cachapoal (including the borough of San Vicente de Tagua-Tagua) in the Sixth Region.  In Brazil, it holds distribution franchises for Rio de Janeiro, Espírito Santo, Niteroi, Vitoria and Nova Iguazu.  In Argentina, its distribution franchise covers Mendoza, Cordoba, San Luis, Entre Rios, Santa Fe and Rosario.  The Company holds a license from The Coca-Cola Company for its territories in Chile, Brazil and Argentina.   The licenses for the territories in Chile, Brazil and Argentina expire in 2012 and all are granted at the discretion of The Coca-Cola Company.  It is expected that they will be renewed upon expiration.

At March 31, 2011, the Freire Group and related companies held 52.61% of the outstanding voting shares, making them controllers of the Company.

Embotelladora Andina S.A.’s headquarters are located at Avenida El Golf 40, 4th floor, borough of Las Condes, Santiago, Chile.  Its taxpayer identification number (RUT) is 91.144.000-8.

NOTE 2 — PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND ACCOUNTING STANDARDS

2.1                                       Comparison of information

These consolidated financial statements of Embotelladora Andina S.A. at March 31, 2011 have been prepared according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

2.2                                       Accounting Period

These Intermediate Consolidated Financial Statements cover the following periods:

Classified Consolidated Statements of Financial Position:  For the periods ending March 31, 2011, December 31, 2010 and 2009.

Consolidated Statements of Comprehensive Income by Function and Consolidated Statements of Cash Flows:  For the periods from January 1 to March 31, 2011 and 2010.

Statements of Changes in Equity: Balances and movements between January 1 and March 31, 2011 and 2010.

2.3                                       Basis of Preparation

The Consolidated Financial Statements of the Company as of March 31, 2011 were prepared according to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Financial Statements represent the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries at March 31, 2011 and at December 31, 2010 and 2009, together with the results of operations, changes in equity and cash flows for the periods ending March 31, 2011 and 2010.  They were approved by the Board of Directors at its meeting held April 26, 2011.

These Consolidated Financial Statements were prepared using accounting records kept by the parent company and by the other companies forming a part of it.  Each company prepares its financial statements following accounting principles and standards in effect in each country, so the necessary adjustments and reclassifications have been made in the consolidation to homogenize such principles and standards in order to adapt to the IFRS.

2.4                                       Basis of Consolidation

2.4.1                             Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies controlled by the Company (its subsidiaries).  The Company holds control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities.  Assets and liabilities are included as of March 31, 2011, December 31, 2010 and December 31, 2009; income and cash flows are included for the periods ending March 31, 2011 and 2010.  The results of subsidiaries acquired or sold are included in the consolidated statements of comprehensive income by function from the effective date of acquisition to the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of the assets acquired, of the equity instruments issued and of the liabilities incurred or assumed on the transaction date, together with the costs directly attributable to the acquisition.  Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are valued at their fair value on the acquisition date.  The excess of the acquisition cost above the fair value of the Group’s share in an identifiable net asset acquired is recognized as goodwill.  If the acquisition cost is less than the fair value of the net assets of the subsidiary, the difference is recognized directly in the income account.

Intercompany transactions, balances and unrealized gains in transactions between the Group’s members are eliminated.  Unrealized losses are also eliminated.  Whenever necessary, the accounting policies of subsidiaries are modified to assure consistency with the policies adopted by the Group.

The equity of the interest of non-controlling shareholders in the equity and in the income of consolidated subsidiaries is shown under equity in the Consolidated Statement Of Financial Position and under earnings attributable to non-controlling interests in the Consolidated Statement of Comprehensive Income.

The consolidated financial statements include all assets, liabilities, income, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.

Subsidiaries included in the consolidation are listed below:

		Percentage Interest
		3/31/2011
Taxpayer ID	Name of the Company	Direct	Indirect	Total

59,144,140-K	Abisa Corp S.A.	—	99.99	99.99

96,842,970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99

96,836,750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99

96,972,760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99

Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98

Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99

78,536,950-5	Servicios Multivending Ltda.	99.90	0.09	99.99

78,861,790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99

76,070,406-7	Embotelladora Andina Chile S.A.	99.90	0.09	99.99

2.4.2                             Investments accounted for using the equity method

Associates and affiliates are all entities regarding which the Group exercises a significant influence but does not have control, which generally means an interest of 20% to 50% of the voting rights.  Investments in associates and affiliates are accounted for by the equity method.

The Group’s share in losses or earnings after the acquisition of associates is recognized in income.

Unrealized earnings on transactions between the Group and its associates are eliminated based on the percentage interest of the Group.  Unrealized losses are also eliminated unless there is evidence of an impairment loss of the asset being sold in a transaction.  Whenever necessary, the accounting policies of associates are modified to assure consistency with the accounting policies of the Group.

2.5                                       Financial information by operating segment

IFRS 8 requires that entities disclose information on the income of their operating segments.  In general, this means information that Management and the Board use internally to evaluate the yield of segments and to decide how to allocate resources to them.  Therefore, the following operating segments have been determined by geographic location:

•                  Chile Operation

•                  Brazil Operation

•                  Argentina Operation

2.6                                       Foreign currency transactions

2.6.1                             Functional currency and presentation currency

The items included in the financial statements of each of the Group’s members are appraised using the currency of the main economic setting in which they do business.  The consolidated financial statements are presented in pesos, which is the functional currency and presentation currency of the Company.

2.6.2                             Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on each transaction date.  Losses and earnings in a foreign currency resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in a foreign currency at the closing exchange rates are recognized in comprehensive income.

The exchange rates and values prevailing at the close of each fiscal year were:

	Parities with respect to the Chilean peso
Date	U.S. Dollar (US$)	Brazilian Real (R$)	Argentine Peso (A$)	Unidad de Fomento (UF)
3/31/2011	479.46	294.38	118.27	21,578.26
12/31/2010	468.01	280.88	117.71	21,455.55
3/31/2010	524.46	294.48	135.24	20,998.52
12/31/2009	507.10	291.24	133.45	20,942.88

2.6.3                             Group Members

The income and financial positions of all members of the Group (none of which uses a currency of a hyperinflationary economy) that use a functional currency different from the presentation currency are converted to the presentation currency as follows:

(i)                         The assets and liabilities in each balance sheet are translated at the closing exchange rate on the date of the balance sheet;

(ii)                      The income and expenses of each income account are translated at the average exchange rates; and

(iii)                   All resulting exchange differentials are recognized as a separate component within other comprehensive income.

The Companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional Currency
Rio de Janeiro Refrescos Ltda.	Brazilian Real (R$)
Embotelladora del Atlántico S.A.	Argentine Peso (A$)

In the consolidation, exchange differentials resulting from the translation of an investment in foreign entities are carried to other comprehensive income.  When the foreign investment is sold, those exchange differentials are recognized in the income account as part of the loss or gain on the sale of the investment.

2.7                                       Property, Plant and Equipment

The components of fixed assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The costs of fixed assets include expenses directly attributable to the acquisition of such assets.  The concept of cost encompasses reappraisals and price-level restatement added into the starting values at January 1, 2009, according to the first-time exemptions under IFRS 1.

Subsequent costs are included in the initial value of the asset or are recognized as a separate asset only when it is likely that the future economic benefits associated with the components of property, plant and equipment will inure to the Group and the cost of the component can be reliably determined.  A substituted component is retired from the accounting.  Repairs and maintenance are debited against income in the fiscal year when they occur.

Depreciation is calculated using the straight-line method by distributing the acquisition cost, less the estimated residual value, over the years of estimated useful life of each of the components.  Land is not depreciated.

The estimated years of useful life are:

Assets	Range of years
Buildings	30-50
Plant and Equipment	10-20
Fixed facilities and accessories
Fixed facilities	10-30
Other accessories	4-5
Vehicles	5-7
Other property, plant and equipment	3-8
Containers	3-7

The residual value and the useful life of property, plant and equipment are reviewed and adjusted, if necessary, at the close of each balance sheet.

When the value of an asset is above its estimated recoverable amount, its value is immediately reduced to the recoverable amount.

Losses and gains on the sale of property, plant and equipment are calculated by comparing the income earned to the book value.  Any difference is recorded in income.

2.8                                       Intangible Assets

2.8.1                             Goodwill

Goodwill represents the excess of the acquisition cost above the fair value of the Group’s interest in identifiable net assets of the subsidiary acquired on the acquisition date.  Goodwill is tested annually for impairment and appraised at the initial value, less any cumulative impairment losses.

Gains and losses on the sale of an entity include the book value of its goodwill.

Goodwill is allocated to cash generating units (CGUs) in order to test for impairment.  The allocation is made to CGUs that are expected to benefit from the business combination in which the goodwill arose.

2.8.2                           Water rights

Water rights that have been paid for are included in intangibles and are appraised at their acquisition cost.  Since they have no expiration date, they are not amortized, but they are tested for impairment annually.

2.9                                       Impairment losses

Assets that have an indefinite useful life, such as land, are not amortized and are tested annually for impairment losses.  Amortizable assets are tested for impairment whenever there is any event or change in circumstances indicating that the book value may not be recoverable.  The excess above the book value of the asset as compared to its recoverable amount is recognized as an impairment loss.  The recoverable amount is the fair value of an asset, less the cost of sale or value of use, whichever is higher.  Assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units) in order to evaluate impairment losses.  Non-financial assets other than goodwill suffering an impairment loss are reviewed annually.

2.10                                Financial assets

The Company classifies its financial assets in the following categories:  at the fair value through profit or loss, loans and accounts receivable and held through maturity.  The classification depends on the purpose for which the financial assets were acquired.  Management decides on the classification of financial assets at the time of initial recognition.

2.10.1                      Financial assets at fair value through profit or loss

Financial assets at the fair value through profit or loss are financial assets held for trading.  A financial asset is classified in this category if it is acquired mainly for sale in the short term.  Assets in this category are classified as current assets.

Losses and gains caused by changes in the fair value of financial assets at fair value through profit or loss are included in the financial expense or financial income account, as applicable, in the fiscal year in which they occur.

2.10.2                      Loans and accounts receivable

Loans and accounts receivable are financial assets that are not traded on an active market.  They are included in current assets unless they expire more than 12 months from the date of the balance sheet, in which case they are classified as non-current assets.  Loans and accounts receivable are included in trade receivables and other accounts receivable in the balance sheet.

2.10.3                      Financial assets held through maturity

Financial assets held through maturity are financial assets that management has the positive intent and the capacity to hold through maturity.  Should management sell a significant amount of financial assets held through maturity, the entire category would be reclassified as available for sale.

The gains on recognizing the interest accrued on financial assets held through maturity are included under financial income in the income account in the fiscal year in which they are earned.

2.11                                Derivatives and hedges

The Company holds derivatives to hedge against exchange rate risk and the risk of raw material prices for the purpose of significantly offsetting those risks.  Derivatives are accounted for at their fair value.  If the net difference between the fair values of derivatives and the items hedged is positive, it is recorded under “other current non-financial assets.”  If the net difference between the fair values of derivatives and the item hedged is negative, it is accounted for under “other current non-financial liabilities.”

Changes in the fair value of derivatives are carried directly in income unless the derivatives have been designated as a hedge and the conditions established by the IFRS are met to use hedge accounting.

Hedge contracts made by the Company do not qualify as hedges under IFRS.  Therefore, changes in fair value are recognized immediately under “other net gains / (losses)” in the income account.

The Company does not use hedge accounting for its investments abroad.

The Company also evaluates whether there are any derivatives implicit in financial contracts and instruments to determine whether the characteristics and risks are closely related to the main contract, pursuant to IAS 32 and 39.

2.12                                Inventories

Inventories are appraised at their net cost or net realizable price, whichever is lower.  The cost is determined using the weighted average.  The cost of finished products and of products in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on a standard operating capacity) that will leave the products in saleable condition.  Interest costs are excluded.  The net realizable price is the estimated sale price in the ordinary course of business, less the variable cost of sale and distribution.

Estimations are made regarding the obsolescence of raw materials and finished products based on turnover and age of the items involved.

2.13                                Trade receivables and other accounts receivable

Trade receivables are recognized at the nominal value given the short period in which they are recovered, less the impairment loss allowance.  A provision is made for impairment losses in trade receivables when there is objective evidence that the Company will be unable to collect all amounts owed to it according to the original terms of the receivables, either through individual analysis or global age analysis.

2.14                                Cash and cash equivalent

Cash and cash equivalent include cash on hand, time deposits and other highly liquid investments that are used to meet short-term payment commitments.

2.15                                Other financial liabilities

The resources secured from banks and the issuance of debt securities are initially recognized at their fair value, net of the cost involved in the transaction.  The debt is subsequently appraised with the accrual of interest that matches the present value of the debt to the future amount payable, using the interest rate method.

2.16                                Income Tax

The Company and its subsidiaries in Chile account for income tax on the basis of net taxable income calculated according to the rules in the Income Tax Law.   Its subsidiaries abroad do the same according to the rules of their respective countries.

Deferred taxes are calculated through the balance sheet using the temporary differences between the fiscal basis of assets and liabilities and their book amounts in the consolidated annual accounts.

Deferred tax assets are recognized provided it is probable that they will yield future fiscal benefits with which temporary differences can be offset.

No deferred taxes are recognized in respect of temporary differences arising in investments in subsidiaries and associates in which the Company can control the date when the temporary differences will be reversed and it is probable that they will not be reversed in the foreseeable future.

2.17                                Employee benefits

The Company has established a provision to cover severance indemnities that will be paid to its employees according to individual and collective contracts signed with them.  That allowance is accounted for at the actuarial value pursuant to IAS 19. The positive or negative effect on indemnities due to changes in estimations (turnover, mortality, retirement and other rates) are accounted for directly in income.

The Company also has an executive retention plan in place which is provisioned for according to the directives of the plan.  The plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made an allowance for the cost of vacations and other employee benefits on an accrual basis.  This liability is recorded under other current non-financial liabilities.

2.18                                Allowances

Allowances are recognized when the Company has a present obligation, be it legal or implicit, that will likely involve an outlay to settle the obligation and the amount has been reliably estimated.

When there is a number of similar obligations, the probability that a cash outlay will be required to settle it is calculated based on the type of obligations as a whole.  An allowance is recognized even if there is little probability of a cash outlay with respect to any item included in the same type of obligations.

2.19           Container deposits

This is a liability comprised of the cash collateral received from customers for containers made available to them.

This obligation represents the value of the deposit that we must reimburse if the customer or the distributor returns the bottles and cases to us in good condition, together with the original invoice.  This liability is estimated on the basis of an inventory of bottles loaned to customers and distributors, the estimations of bottles in circulation and the average weighted historic value per bottle or case.

This liability is presented under other non-current non-financial liabilities considering that historically, containers placed on the market in a given period of operation exceed the amount returned by customers in the same period.

2.20                                Income recognition

Non-financial revenues include the fair value of consideration received or receivable for the sale of goods in the ordinary course of the Company’s business.  These revenues are shown net of value-added tax, reimbursements, rebates and discounts and after eliminating sales among the companies that are consolidated.

The Company recognizes revenues when the amount can be reliably appraised and it is probable that the future economic benefits will flow to it.

2.21                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated annual accounts of the Company based on the mandatory 30% minimum set by the Companies Law.

2.22                                Critical accounting estimations and judgments

The Company makes estimations and judgments about the future.  The resulting accounting estimations rarely, by definition, match the corresponding real results.  Below is an explanation of the estimations and judgments that might have a material impact.

2.22.1       Estimated impairment loss of goodwill

The Group tests annually whether goodwill has suffered an impairment loss. The recoverable amounts of cash generating units are determined based on calculations of the value in use.  The key variables that management calculates include the volume of sales, prices, marketing expenses and other economic factors.  The estimation of these variables requires a material administrative judgment as those variables imply inherent uncertainties.  However, the assumptions are consistent with our internal planning.  Therefore, management evaluates and updates estimations from time to time according to the conditions affecting the variables.  If these assets are deemed to have become impaired, they will be written off at their estimated fair value or future recovery value according to discounted cash flows.  Free cash flows in Brazil and Argentina were discounted at a rate of 15%, and there was a gain on the respective assets, including the goodwill of the Brazilian and Argentine subsidiaries.

2.22.2     Uncollectibles provision

We use several factors to evaluate whether trade receivables can be collected.  When we are aware of a specific inability of a customer to meet his financial obligation to us, a specific provision is estimated and recorded for uncollectible debt, which reduces the receivable to the balance that we estimate will be collected.  In addition to identifying potential uncollectible debts of customers, uncollectible debt charges are made based, among other factors, on the recent history of previous losses and a general assessment of our trade receivables, both past due and outstanding.  At March 31, 2011, our receivables totaled THCH$85,695,569, net of the uncollectibles provision of THCH$612,478. Historically, on a consolidated basis, uncollectibles have accounted on average for less than 1% of consolidated net sales.

2.22.3       Property, plant and equipment

Property, plant and equipment are accounted for at cost and depreciated in a straight line over the estimated useful life of the asset.  Changes in circumstances, such as technology advances, changes in our business model or changes in our capital strategy, might make the useful life differ from our estimations.  Whenever we decide that the useful life of property, plant and equipment must be reduced, we depreciate the excess between the net book value and the estimated recovery value according to the remaining revised useful life.  Factors such as changes in the planned use of manufacturing equipment, vending machines, transportation equipment or computer programs might make the useful life of the assets diminish.  We review the impairment that the long-life assets might experience whenever events or changes in circumstances indicate that the book value of any of those assets might not be recovered.  Future cash flows are estimated, among other ways, based on certain assumptions as to the expected operating yield in the future.  Our estimations of discounted cash flows might differ from real cash flows due, among other reasons, to technology changes, economic conditions, changes in the business model or changes in operating yield.   If the sum of projected discounted cash flows (excluding interest) is less than the book value of the asset, the asset will be written off at its estimated fair value.

2.22.4       Bottle and case collateral

We have a liability consisting of deposits received for bottles and cases provided to our customers and distributors.  This obligation represents the value of the deposit that we must reimburse if the customer or distributor returns the bottles and cases to us in good condition, together with the original invoice.  This liability is estimated on the basis of an inventory of bottles loaned to customers and distributors, estimations of bottles in circulation and the average weighted historic value per bottle or case.  Since the number of bottles and cases has generally increased over time, the liability is also presented in the long term.  Management requires a set of many criteria to estimate the number of bottles in circulation, the amount that might be reimbursable, and the synchronization of disbursements in relation to this liability.

2.23           New IFRS and Interpretations of the IFRS Interpretations Committee (IFRIC)

The following IFRS and IFRIC Interpretations have been issued:

New Regulations	Date of mandatory application

IFRS 7 Financial instruments: Disclosures and transfer of financial assets	July 1, 2011
IFRS 9 Financial instruments: Classification and measurement	January 1, 2013

Improvements and amendments	Date of mandatory application

IFRS 1 (Revised) First-time adoption of International Financial Reporting Standards — (i) Elimination of Dates Set for First-Time Adopters (ii) Severe Hyperinflation.	July 1, 2011
IAS 12 Deferred taxes: Recovery of the underlying asset	January 1, 2012

The Management of the Company and its subsidiaries deem that there will be no significant impact on the Consolidated Financial Statements of Embotelladora Andina S.A. in the period of initial application of the standards, amendments and interpretations described above.

NOTE 3 —  INFORMATION BY SEGMENT

The Company discloses information by segment pursuant to IFRS 8, “Operating Segments,” which sets down rules to disclose information on operating segments and related disclosures on products, services and geographic areas.

The Board and Management measure and evaluate the performance of segments according to the operating income of each of the countries where there are franchises.

Operating segments are disclosed coherently with the presentation of internal reports to the main entity in charge of operating decisions.  That entity has been identified as the Board of Directors of the Company, which makes strategic decisions.

The Board has defined geographic segments for strategic decision-making.  Therefore, the segments that report information are:

•      Chilean Operations

•                 Brazilian Operations

•                 Argentine Operations

These three operating segments conduct their businesses through the production and sale of carbonated beverages, other beverages and packing.

The total income by segment encompasses sales to unrelated customers, as indicated in the consolidated statement of income of the Company.  It also includes inter-segment sales.

A summary of the Company’s operations by segment according to IFRS is provided below:

For the fiscal year ending March 31, 2011	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	THCH$	THCH$	THCH$	THCH$

Revenues from External Customers, Total	76,508,436	55,877,319	118,390,444	250,776,199
Interest Income, Total for Segments	289,207	29,868	340,948	660,023
Interest Expense, Total for Segments	(1,291,397)	(283,525)	(220,723)	(1,795,645)
Net Interest Income, Total for Segments	(1,002,190)	(253,657)	120,225	(1,135,622)
Depreciation and amortization, Total for Segments	(3,666,637)	(1,729,929)	(3,729,302)	(9,125,868)
Sums of Material Income Items, Total	1,835,465	15,024	7,461	1,857,950
Sum of Material Expense Items, Total	(63,222,390)	(50,213,452)	(100,938,292)	(214,374,134)
Profit (Loss) of the Segment reported, Total	10,452,684	3,695,305	13,850,536	27,998,525

Share of the Company in the Income of Associates accounted for by the Equity Method, Total	688,475	—	(475,923)	212,552
Expense (Income) from Income Tax, Total	(1,730,579)	(1,991,193)	(6,816,222)	(10,537,994)

Assets of segments, Total	330,244,281	85,953,166	283,409,225	699,606,672
Amount in Associates and Joint Ventures accounted for by the Equity Method, Total	36,852,675	—	25,403,075	62,255,750
Disbursements of Non-Monetary Assets of the Segment, Total for Segments	20,386,957	2,874,838	3,095,978	26,357,773
Liabilities of the Segments, Total	161,269,029	42,370,573	72,136,416	275,776,018

For the fiscal year ending March 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Consolidated Total
	THCH$	THCH$	THCH$	THCH$

Revenues from external customers, total	73,656,848	46,851,302	109,279,127	229,787,277
Revenues among segments, total	—	—	—	—
Interest income, total for segments	403,011	55,245	376,747	835,003
Interest expense, total for segments	(1,287,527)	(28,250)	(259,666)	(1,575,443)
Interest income, net, total for segments	(884,516)	26,995	117,081	(740,440)
Depreciation and amortization, total for segments	(4,144,208)	(1,867,126)	(3,372,783)	(9,384,117)
Sum of material income items, total	47,682	3,378	143,610	194,670
Sum of material expense items, total	(55,517,051)	(41,184,746)	(90,376,535)	(187,078,332)
Profit (Loss) of the Segment reported, Total	13,158,755	3,829,803	15,790,500	32,779,058

Share of the Company in the income of Associates accounted for by the Equity Method, Total	(89,691)	—	703,664	613,973
Expense (Income) for Income Tax, Total	(2,501,860)	(2,066,489)	(6,951,184)	(11,519,533)

Assets of segments, Total	331,970,765	92,521,493	254,616,866	679,109,124
Amount in Associates and Joint Ventures accounted for by the Equity Method, Total	26,147,788	—	9,396,876	35,544,664
Disbursements of Non-Monetary Assets of the Segment, Total for Segments	8,094,101	1,624,210	5,124,891	14,843,202
Liabilities of the Segments, Total	158,358,365	44,433,850	66,807,448	269,599,663

NOTE 4 –  CASH AND CASH EQUIVALENT

This account broke down as follows at March 31, 2011, December 31, 2010 and December 31, 2009:

Description	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
By item
Cash on hand	140,964	1,039,952	54,634
Bank balances	19,827,417	13,267,099	20,162,614
Time deposits	66,013,531	76,351,123	73,686,670
Investment and mutual funds	11,213,889	5,561,034	18,541,091
Cash and cash equivalent	97,195,801	96,219,208	112,445,009

	THCH$	THCH$	THCH$
By currency
U.S. Dollar	10,008,895	3,308,523	6,321,415
Argentine Peso	1,011,175	1,705,533	602,067
Chilean Peso	73,538,323	73,602,633	82,792,844
Real	12,637,408	17,602,519	22,728,683
Cash and cash equivalent	97,195,801	96,219,208	112,445,009

4.1             Time Deposits

The time deposits that are defined as cash and cash equivalent are shown below as of March 31, 2011, December 31, 2010 and December 31, 2009:

Placed	With	Currency	Principal	Annual Rate	3/31/2011
			THCH$	%	THCH$
01-06-2011	Banco HSBC	UF	1,331,640	2.400%	1,346,496
01-14-2011	Banco HSBC	UF	9,212,217	2.600%	9,312,726
01-27-2011	Banco Security	UF	6,980,000	0.900%	7,024,857
04-23-2010	Banco BBVA	UF	12,114,877	0.000%	12,432,726
05-03-2010	Banco BCI	UF	11,914,000	0.000%	12,222,510
06-14-2010	Banco Itaú	UF	4,770,768	0.400%	4,881,422
07-01-2010	Banco Itaú	UF	2,713,000	0.700%	2,775,412
08-03-2010	Banco Itaú	UF	1,000,000	0.520%	1,020,044
10-28-2010	Banco Itaú	UF	4,000,000	2.860%	4,085,366
10-28-2010	Banco de Chile	UF	4,000,000	2.450%	4,078,288
04-12-2010	Banco BBVA	Chilean Pesos	6,644,069	0.20%	6,800,428
02-15-2011	Banco BBVA	Argentine Pesos	13,392	10.000%	14,368
03-25-2011	Banco Votorantim	Reals	18,888	8.82%	18,888
		Total			66,013,531

Placed	With	Currency	Principal	Annual Rate	12/31/2010
			THCH$	%	THCH$
12-17-2010	Banco Santander	Chilean Pesos	7,000,000	3.720%	7,004,005
01-13-2010	Banco de Chile	UF	4,410,633	1.700%	4,602,188
01-13-2010	Banco Estado	UF	4,410,633	1.650%	4,599,975
04-23-2010	Banco BBVA	UF	12,114,877	0.000%	12,362,024
05-03-2010	Banco BCI	UF	11,914,000	0.000%	12,153,007
06-14-2010	Banco Itaú	UF	4,770,768	0.400%	4,848,825
07-01-2010	Banco Itaú	UF	2,713,000	0.700%	2,754,825
08-03-2010	Banco Itaú	UF	1,000,000	0.520%	1,012,928
10-28-2010	Banco Itaú	UF	4,000,000	2.860%	4,033,440
10-28-2010	Banco de Chile	UF	4,000,000	2.450%	4,030,516
04-12-2010	Banco BBVA	Chilean Pesos	6,644,069	2.400%	6,760,563
12-02-2010	Banco BBVA	Euros	354,271	0.210%	345,623
12-13-2010	Banco BBVA	Argentine Pesos	14,392	10.000%	14,192
03-29-2010	Banco Votorantim	Reals	31,383	8.820%	33,230
09-30-2010	Banco Itaú	Reals	2,846,938	8.830%	2,859,355
11-23-2010	Banco Itaú	Reals	2,814,206	8.830%	2,828,751
04-14-2010	Banco Itaú	Reals	397,500	8.830%	398,609
07-27-2010	Banco Itaú	Reals	2,891,489	8.830%	2,900,221
12-30-2010	Banco Itaú	Reals	2,808,846	8.830%	2,808,846
		Total			76,351,123

Placed	With	Currency	Principal	Annual Rate	12/31/2009
			THCH$	%	THCH$
12-17-2009	Banco Santander	Chilean Pesos	11,010,500	2.50%	10,996,285
10-06-2009	Banco Itaú	Reals	8,878,654	8.45%	8,895,193
12-14-2009	Banco Deutsche Bank	Chilean Pesos	8,817,738	0.48%	8,819,737
09-29-2009	Banco Itaú	Chilean Pesos	7,741,171	1.20%	7,804,537
10-13-2009	Banco Estado	Chilean Pesos	5,783,449	0.23%	5,816,009
06-24-2009	Banco Santander	Chilean Pesos	4,543,900	2.40%	4,600,859
10-19-2009	Banco Estado	Chilean Pesos	4,364,533	0.42%	4,382,178
11-09-2009	Banco Itaú	Chilean Pesos	4,200,000	2.00%	4,197,177
06-15-2009	Banco Chile	Chilean Pesos	3,322,621	2.70%	3,368,735
06-24-2009	Banco Chile	Chilean Pesos	3,000,000	3.20%	3,050,270
10-27-2009	Banco Itaú	Chilean Pesos	2,670,000	1.40%	2,678,396
07-14-2009	Banco BBVA	Chilean Pesos	2,737,500	1.50%	2,759,342
11-13-2009	Banco Santander	Chilean Pesos	1,876,098	3.30%	1,877,662
10-16-2009	Banco Bradesco	Reals	1,392,923	8.43%	1,410,005
11-24-2009	Banco BCI	Chilean Pesos	1,248,101	4.50%	1,249,422
11-18-2009	Banco Estado	Chilean Pesos	1,003,066	3.30%	1,003,445
11-24-2009	Banco Santander	Chilean Pesos	728,386	4.70%	729,305
04-02-2009	Banco Votorantim	Reals	30,295	8.63%	31,955
11-23-2009	Banco BBVA Francés	Argentine Pesos	15,906	10.00%	16,158
Total					73,686,670

4.2             Mutual and investment funds

Shares in mutual and investment funds are appraised at the share price at the close of each fiscal year.  Variations in the price of shares in the respective fiscal years are accounted for by a debit or credit to income.  Below is an itemization at the close of each fiscal year:

Institution	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
BBVA mutual fund	—	—	2,844,000
Scotiabank mutual fund	—	—	3,641,000
BCI mutual fund	—	163,000	2,348,000
Santander mutual fund	—	—	1,896,000
Itaú Corporate mutual fund	6,437,439	37,384	1,574,370
Banchile mutual fund	2,472,642	3,943,475	3,758,347
Wenstern Assets Institutional Cash mutual fund	2,052,808	—	—
Banchile Capital Fin mutual fund	251,000	—	—
Citi Institutional Liquid Reserves Limited	—	1,417,175	2,478,907
Dreyfus Global Fund Universal Liquidity Plus	—	—	467
Total mutual and investment funds	11,213,889	5,561,034	18,541,091

NOTE 5 – OTHER CURRENT FINANCIAL ASSETS

The financial instruments that the Company held at March 31, 2011, December 31, 2010 and December 31, 2009 other than cash and cash equivalent consisted of time deposits expiring in the short term that were not allocated to meeting future payment commitments.  They break down as follows:

Time Deposits

Placed	With	Currency	Principal	Annual Rate	3/31/2011	12/31/2010	31/12/2099
			THCH$	%	THCH$	THCH$	THCH$
11/02/2009	Banco HSBC	UF	—	0.49	—	—	11,336,036
05/12/2010	Banco BBVA	UF	456,766	0.57	491,795	467,322	—
05/12/2010	Banco BBVA	UF	228,383	1.37	237,024	234,861	6,619,385
05/12/2010	Banco BBVA	UF	228,383	1.37	237,024	256,423	4,735,902

			Subtotal		965,843	958,606	22,691,323

NOTE 6 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

NOTE 6.1   Other Current Non-Financial Assets

Item	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Prepaid insurance	94,605	288,588	16,879
Prepaid expenses	3,342,854	1,897,584	3,060,440
Rights under future contract	—	—	13,083
Wachovia Investment Fund (restricted)	—	—	3,180,618
Materials and inputs	4,255,671	3,776,315	3,620,404
Fiscal credit remainders	6,841,397	4,257,271	—
Other current assets	482,735	492,374	195,117
Total	15,017,262	10,712,132	10,086,541

NOTE 6.2   Other non-current non-financial assets

Item	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Prepaid expenses	1,387,662	2,180,033	2,597,060
Fiscal credits	7,890,973	5,681,851	7,254,343
Court deposits	11,882,167	12,720,300	10,254,716
Non-operating assets	362,788	488,926	115,963
Other	252,943	436,644	232,853
Total	21,776,533	21,507,754	20,454,935

NOTE 7 —  TRADE RECEIVABLES AND ACCOUNTS RECEIVABLE

Trade receivables and accounts receivable are shown below:

	3/31/2011		12/31/2010		12/31/2009
Items	Current	Non- current	Current	Non- current	Current	Non- current
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Trade receivables	50,084,477	2,533	64,317,502	—	54,674,968	—
Trade notes receivable	10,983,256	7,582,223	16,325,466	7,585,983	14,494,834	5,625,155
Miscellaneous receivables	17,355,111	300,447	17,838,136	218,498	11,077,776	192,022
Uncollectibles allowance	(612,478)	—	(1,226,507)	—	(1,688,988)	—
Total	77,810,366	7,885,203	97,254,597	7,804,481	78,558,590	5,817,177

The activity in the uncollectibles allowance between January 1 and March 31, 2011 and between January 1 and December 31, 2010 is shown below:

Item	3/31/2011	12/31/2010
	THCH$	THCH$
Starting Balance	1,226,507	1,688,988
Increase	368,419	629,409
Use of allowance	(246,335)	(970,352)
Increase (decrease) from foreign currency exchange	(736,113)	(121,538)
Movements	(614,029)	(462,481)
Ending balance	612,478	1,226,507

NOTE 8 —  INVENTORIES

The balances of inventories are shown below at the close of each fiscal year:

Item	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$

Raw materials	23,210,892	22,928,547	21,322,014
Merchandise	7,323,434	7,001,697	3,456,085
Production inputs	880,930	817,426	814,666
Products in process	173,895	97,467	87,302
Finished goods	16,481,661	13,658,830	11,234,372
Spare parts	4,454,316	4,704,894	3,652,479
Other inventories	892,554	730,333	342,019

Balance	53,417,682	49,939,194	40,908,937

The cost of inventories recognized as a cost of sale totaled THCH$145,494,776 at March 31, 2011 and THCH$127,516,588 at March 31, 2010.

The inventory obsolescence provision amounted to THCH$724,330 at March 31, 2011 and THCH$889,400 at March 31, 2010.

NOTE 9 —  INCOME TAX AND DEFERRED TAXES

At the close of the 2011 fiscal year, the Company had a taxable profits fund for THCH$75,066,525, comprised of profits with credits for first category income tax amounting to THCH$ 71,122,837 and profits with no credit amounting to THCH$3,943,688.

9.1          Current tax assets

Current tax receivables break down as follows:

Item	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$

Monthly provisional payments	722,054	1,091,997	3,459,004
Tax credits	1,057,319	1,196,728	1,104,054

Balance	1,779,373	2,288,725	4,563,058

9.2          Current tax liabilities

Current tax payables correspond to the following items:

Item	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Income tax	3,700,836	3,877,563	5,490,308
Other	—	131,826	186,605
Balance	3,700,836	4,009,389	5,676,913

9.3          Tax expense

The expenses for income and deferred taxes are shown below for the fiscal years ending March 31, 2011 and 2010:

Item	3/31/2011	3/31/2010
	THCH$	THCH$
Current tax expense	8,188,205	9,800,328
Adjustment to current tax from the previous fiscal year	—	87,730
Other current tax expenses	344,823	—
Current tax expense	8,533,028	9,888,058

Expenses for the creation and reversal of temporary differences for current taxes	2,004,966	1,631,475
Deferred tax expenses	2,004,966	1,631,475
Income tax expense	10,537,994	11,519,533

9.4          Deferred taxes

The net cumulative balances of temporary differences created deferred tax assets and liabilities, which are shown below:

	31/03/2011		31/12/2010		31/12/2009
Temporary differences	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$

Property, plant and equipment	—	22,153,516	—	22,702,343	—	23,219,596
Impairment allowance	902,792	—	1,542,470	—	967,157	—
Employee benefits	461,622	—	2,386,307	—	1,760,300	—
Post-employment benefits	—	454,373	9,550	82,143	71,685	199,226
Tax losses	646,145	—	—	—	—	—
Contingency allowance	2,663,970	—	1,638,483	—	1,640,625	—
Exchange differential (Brazil debt)	—	14,297,340	—	13,506,899	—	13,309,062
Uncollectibles allowance	79,914	—	189,265	—	202,314	—
Inventories	838,572	—	663,663	—	233,132	—
Derivatives	—	22,043	183,444	—	353,517	—
Fiscal incentives	—	6,624,499	—	5,335,199	—	2,683,002
Other	467,266	736,583	278,427	865,764	1,023,793	24,281
Total	6,060,281	44,288,354	6,891,609	42,492,348	6,252,523	39,435,167

9.5          Movement in deferred tax liabilities

The movement in the deferred liabilities accounts was as follows:

Item	3/31/2011	12/31/2010
	THCH$	THCH$

Starting balance	42,492,348	39,435,167
Increase (decrease) in deferred tax liabilities	1,802,588	4,657,692
Increase (decrease) from foreign currency exchange	(6,582)	(1,600,511)
Movements	1,796,006	3,057,181
Ending balance	44,288,354	42,492,348

9.6          Distribution of domestic and foreign tax expenses

The domestic and foreign tax expenses are itemized below as of March 31, 2011 and 2010:

	3/31/2011	3/31/2010
	THCH$	THCH$
Income taxes
Current taxes
Foreign	(6,763,087)	(8,115,922)
Domestic	(1,769,941)	(1,772,136)
Current tax expenses	(8,533,028)	(9,888,058)

Deferred taxes
Foreign	(2,044,328)	(901,751)
Domestic	39,362	(729,724)
Deferred tax expense	(2,004,966)	(1,631,475)
Income tax expense	(10,537,994)	(11,519,533

9.7             Reconciliation of the effective rate

The expense on taxes at the legal rate is reconciled below to the expense on taxes at the effective rate:

Reconciliation to effective rate	3/31/2011	3/31/2010
	THCH$	THCH$
Pre-tax income	38,536,519	44,298,591
Tax expense at legal rate in 2011 (20%)	(7,707,304)	—
Tax expense at legal rate in 2010 (17%)	—	(7,530,760)
Impact of tax rate in other jurisdictions	(3,601,540)	(4,927,419)

Permanent differences:
Non-taxable revenues	911,961	1,100,558
Non-deductible expenses	(603,158)	(492,246)
Other increases (decreases) in charge for legal taxes	462,047	330,334
Adjustments to tax expenses	770,850	938,646

Tax expense at the effective rate	(10,537,994)	(11,519,533)
Effective rate	27.3%	26.0%

Below are the income tax rates applicable in each jurisdiction where the Company does business:

Country	Rate
Chile	20%
Brazil	34%
Argentina	35%

NOTE 10 —  PROPERTY, PLANT AND EQUIPMENT

10.1                                Balances

Property, plant and equipment are itemized below for the close of each fiscal year:

	Property, plant and equipment, gross			Cumulative depreciation and impairment			Property, plant and equipment, net
Item	3/31/2011	12/31/2010	12/31/2009	3/31/2011	12/31/2010	12/31/2009	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$

Construction in progress	27,551,952	23,506,510	5,487,011	—	—	—	27,551,952	23,506,510	5,487,011

Land	35,337,665	38,247,941	38,770,284	—	—	—	35,337,665	38,247,941	38,770,284

Buildings	91,805,270	92,227,198	89,344,255	27,990,197	29,245,272	27,773,723	63,815,073	62,981,926	61,570,532

Plant and equipment	235,349,923	232,604,986	222,211,690	147,994,770	154,729,140	149,563,233	87,355,153	77,875,846	72,648,457

Information technology	11,428,154	10,825,556	11,852,220	9,402,663	8,756,221	9,712,329	2,025,491	2,069,335	2,139,891

Fixed facilities and accessories	30,729,155	28,879,568	28,629,067	14,608,147	14,319,552	13,688,638	16,121,008	14,560,016	14,940,429

Vehicles	5,687,104	5,627,463	5,460,712	3,900,512	3,757,415	4,043,972	1,786,592	1,870,048	1,416,740
Improvements to leased property	163,239	155,755	161,494	124,440	110,832	82,158	38,799	44,923	79,336
Other property, plant and equipment (1)	239,595,294	286,065,161	266,475,164	179,746,917	215,739,526	215,658,753	59,848,377	70,325,635	50,816,411

Total	677,647,756	718,140,138	668,391,897	383,767,646	426,657,958	420,522,806	293,880,110	291,482,180	247,869,091

(1)          Other property, plant and equipment consist of containers, market assets, furnishings and other minor goods.  The net balance of each of these categories is shown below as of March 31, 2011 and December 31, 2010:

Other property, plant and equipment	3/31/2011	12/31/2010
	THCH$	THCH$

Containers	38,745,687	38,230,257

Market assets	18,508,020	18,153,012

Other property, plant and equipment	2,594,670	13,942,366

Total	59,848,377	70,325,635

The Company has contracted insurance to protect its fixed assets and inventories from potential loss.  These assets are distributed geographically as indicated below:

Chile	: Santiago, Puente Alto, Maipú, Renca, Rancagua, and San Antonio
Argentina	: Buenos Aires, Mendoza, Córdoba and Rosario
Brazil	: Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo and Vitoria.

10.2        Movements

The movements in property, plant and equipment between January 1 and March 31, 2011 and between January 1 and December 31, 2010 are shown below:

For the fiscal year ending 3/31/2011	Construction in progress	Land	Buildings, net	Plant and equipment, net	Information technology, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$

Starting balance	23,506,510	38,247,941	62,981,926	77,875,846	2,069,335	14,560,016	1,870,048	44,923	70,325,635	291,482,180

Additions	10,909,243	10,122	8,317	6,670,858	106,392	3,552	—	—	6,310,434	24,018,918

Derecognition	—	—	—	—	—	—	—		(13,488)	(13,488)
Transfers between property, plant and equipment accounts	(7,020,284)	(1,724,138)	5,039,261	10,649,925	124,987	1,808,625	106,451	—	(8,984,827)	—

Depreciation expense	—	—	(434,844)	(3,095,456)	(236,422)	(257,858)	(185,057)	(8,130)	(4,748,576)	(8,966,343)
Increase (decrease) in foreign currency exchange	156,483	593,278	1,601,647	1,878,721	27,526	6,673	33,385	2,006	(916,433)	3,383,286

Other increases (decreases)	—	(1,789,538)	(5,381,234)	(6,624,741)	(66,327)	—	(38,235)	—	(2,124,368)	(16,024,443)

Total movements	4,045,442	(2,910,276)	833,147	9,479,307	(43,844)	1,560,992	(83,456)	(6,124)	(10,477,258)	2,397,930

Ending balance	27,551,952	35,337,665	63,815,073	87,355,153	2,025,491	16,121,008	1,786,592	38,799	59,848,377	293,880,110

For the fiscal year ending 12/31/2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	Information technology, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$

Starting balance	5,487,011	38,770,284	61,570,532	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	247,869,091

Additions	32,097,391	501,788	1,834,762	21,923,605	669,553	60,376	895,781	—	32,592,914	90,576,170

Derecognition	—	(10,039)	(71,333)	(225,383)	(350)	—	(4,342)	—	(206,873)	(518,320)

Transfers between property, plant and equipment accounts	(13,807,070)	—	3,515,683	2,022,179	258,089	661,830	1,324	—	7,347,965	—

Depreciation expense	—	—	(1,829,939)	(13,445,509)	(938,545)	(985,366)	(355,283)	(32,584)	(18,519,806)	(36,107,032)

Increase (decrease) in foreign currency exchange	(270,822)	(1,014,092)	(2,048,206)	(4,838,392)	(58,043)	(119,494)	(60,895)	(1,829)	(606,776)	(9,018,549)

Other increases (decreases)	—	—	10,427	(209,111)	(1,260)	2,241	(23,277)	—	(1,098,200)	(1,319,180)

Total movements	18,019,499	(522,343)	1,411,394	5,227,389	(70,556)	(380,413)	453,308	(34,413)	19,509,224	43,613,089

Ending balance	23,506,510	38,247,941	62,981,926	77,875,846	2,069,335	14,560,016	1,870,048	44,923	70,325,635	291,482,180

NOTE 11 —  RELATED PARTIES

Balances and transactions with related parties were as follows at March 31, 2011 and at December 31, 2010 and 2009:

11.1        Receivables:

11.1.1     Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	3/31/2011	12/31/2010	12/31/2009
					THCH$	THCH$	THCH$

93,281,000-k	Coca Cola Embonor S.A.	Related to shareholders	Chile	Chilean $	67,246	—	606,952
93,473,000-3	Embotelladoras Coca Cola Polar S.A.	Related to shareholders	Chile	Chilean $	83,445	248,273	444,062
		Total			150,691	248,273	1,051,014

11.1.2     Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	3/31/2011	12/31/2010	12/31/2009
					THCH$	THCH$	THCH$

96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean $	29,187	8,847	37,869

		Total			29,187	8,847	37,869

11.2        Payables:

11.2.1     Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	3/31/2011	12/31/2010	12/31/2009
					THCH$	THCH$	THCH$
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Chilean $	318,265	3,959,060	5,367,733
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine $	3,062,573	2,725,508	1,706,392
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Reals	1,471,438	3,834,762	3,914,755
96,705,990-0	Envases Central S.A.	Affiliate	Chile	Chilean $	1,166,063	1,005,828	632,281
86,881,400-4	Envases CMF S.A.	Affiliate	Chile	Chilean $	1,120,423	1,216,955	1,163,054
76,389,720-6	Vital Aguas S.A.	Affiliate	Chile	Chilean $	716,170	630,927	913,801
89,996,200-1	Envases del Pacifico S.A.	Common director	Chile	Chilean $	—	173,850	59,831
93,281,000-k	Coca Cola Embonor S.A.	Related to shareholders	Chile	Chilean $	—	776,583	—
96,648,500-0	Vital Jugos S.A.	Associate	Chile	Chilean $	1,732,524	—	—

		Total			9,587,456	14,323,473	13,757,847

11.2.2     Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	3/31/2011	12/31/2010	12/31/2009
					THCH$	THCH$	THCH$

93,281,000-k	Coca Cola Embonor S.A.	Related to shareholders	Chile	Chilean $	—	—	2,047,047
93,473,000-3	Embotelladoras Coca Cola Polar S.A.	Related to shareholders	Chile	Chilean $	—	—	518,720

		Total			—	—	2,565,767

11.3        Transacctions:

Taxpayer ID	Company	Relationship	Country of origin	Description of Transaction	Currency	Accumulated at 3/31/2011
96,648,500-0	Vital Jugos S.A.	Parent Company	Chile	Sale of raw materials and materials	Chilean $	1,499,510
96,648,500-0	Vital Jugos S.A.	Parent Company	Chile	Reimbursement of trade account amounts	Chilean $	2,300,000
96,648,500-0	Vital Jugos S.A.	Parent Company	Chile	Purchase of finished products	Chilean $	5,172,206
96,648,500-0	Vital Jugos S.A.	Parent Company	Chile	Advances made in current account for Loan granted	Chilean $	1,800,000
96,705,990-0	Envases Central S.A.	Affiliate	Chile	Purchase of finished products	Chilean $	5,374,275
96,705,990-0	Envases Central S. A.	Affiliate	Chile	Sale of raw material and materials	Chilean $	1,033,347
96,714,870-9	Coca Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	Chilean $	13,863,379
96,714,870-9	Coca Cola de Chile S.A.	Shareholders	Chile	Payment of advertising	Chilean $	546,620
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of containers	Chilean $	1,957,076
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Chilean $	2,003,876
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Purchase of concentrate	Reals	2,043,805
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Reimbursement and other purchases	Reals	295,578
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Payment for share in advertising	Reals	4,728,219
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine $	12,995,860
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Fee for publicity, prizes and other items	Argentine $	1,119,809
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Argentina	Share in advertising	Argentine $	820,462
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean $	10,928,000
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean $	10,928,000
84,505,800-8	Vendomatica S.A.	Related to director	Chile	Sale of finished products	Chilean $	205,379

Taxpayer ID	Company	Relationship	Country of origin	Description of Transaction	Currency	Accumulated at 12/31/2010
96,705,990-0	Envases Central S.A.	Affiliate	Chile	Purchase of finished products	Chilean $	17,810,345
96,705,990-0	Envases Central S.A.	Affiliate	Chile	Sale of raw materials and materials	Chilean $	2,542,071
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean $	64,448,337
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Chilean $	3,292,507
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Payment of advertising	Chilean $	1,857,135
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Charge for advertising	Chilean $	989,554
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of containers	Chilean $	7,636,480
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of packing	Chilean $	409,929
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Dividend payment	Chilean $	1,379,837
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Chilean $	5,676,978
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Services rendered	Chilean $	254,909
93,281,000-k	Coca Cola Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean $	8,236,127
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Sale of finished products	Chilean $	689,551
93,473,000-3	Embotelladoras Coca Cola Polar S.A.	Related to shareholders	Chile	Sale of finished products	Chilean $	5,243,772
89,996,200-1	Envases del Pacífico S.A.	Related to shareholders	Chile	Purchase of raw materials and materials	Chilean $	481,592
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Purchase of concentrate	Reals	61,827,392
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Reimbursement and other purchases	Reals	1,188,468
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Payment for share in advertising	Reals	13,851,240
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine $	39,404,175
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Fee for publicity, prizes and other	Argentine $	1,587,201
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Charge for share in advertising	Argentine $	6,218,762
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean $	34,148,000
97,032,000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean $	36,992,000
84,505,800-8	Vendomatica S.A.	Related to director	Chile	Supply and advertising contract	Chilean $	250,000
84,505,800-8	Vendomatica S.A.	Related to director	Chile	Sale of finished products	Chilean $	1,401,691

11.4                                Compensation and benefits received by the Company’s key employees

At the close of each of the 2011 and 2010 fiscal years, the compensation and benefits received by the company’s key employees, meaning directors and managers, were comprised as follows:

Description	3/31/2011	3/31/2010
	THCH$	THCH$
Executive wages, salaries and benefits	937,123	830,629
Director allowances	276,000	188,194
Benefit for contract termination	—	16,182
Total	1,213,123	1,035,005

NOTE 12 —  EMPLOYEE BENEFITS

At March 31, 2011 and December 31, 2010 and 2009, the Company carried an allowance for profit share and bonuses amounting to THCH$855,599; THCH$6,635,679 and THCH$6,230,506, respectively.

This allowance is recorded under other non-current non-financial liabilities in the statement of financial position.

The debit to income in the statement of income is distributed among costs of sales, distribution costs and administrative expenses.

12.1        Employee expenses

The expenditure per employee contained in the consolidated statement of income was as follows at March 31, 2011 and 2010:

Item	3/31/2011	3/31/2010
	THCH$	THCH$

Wages and salaries	20,458,830	18,236,647
Employee benefits	4,765,009	4,699,742
Severance and post-employment benefits	466,564	333,787
Other employee expenses	1,149,638	928,672
Total	26,840,041	24,198,848

12.2        Employee benefit provisions

This line carries the severance indemnity provisions appraised as mentioned in Note 2.17.

Post-employment benefits	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$

Non-current provision	7,299,604	7,256,590	8,401,791
Total	7,299,604	7,256,590	8,401,791

12.3        Post-employment benefit movements

Below are the post-employment benefit movements in 2011 and 2010:

Movements	3/31/2011	12/31/2010
	THCH$	THCH$

Starting balance	7,256,590	8,401,791
Cost of services	54,863	359,798
Interest cost	54,258	213,927
Actuarial losses	56,819	569,707
Benefits paid	(122,926)	(2,288,633)
Total	7,299,604	7,256,590

12.4        Hypothesis

The actuarial hypothesis used in the fiscal years ending March 31, 2011 and 2010 are provided below:

Hypothesis	3/31/2011

Discount rate	4.0%
Expected salary increase rate	2.0%
Turnover rate	6.6%
Mortality rate	RV-2004
Female retirement age	60 years
Male retirement age	65 years

NOTE 13 —  INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.1        Balances

The balances of investments in associates accounted for using the equity method are shown below:

			Functional	Investment cost			Percentage interest
Taxpayer ID	Name	Company	currency	3/31/2011	12/31/2010	12/31/2009	3/31/2011	12/31/2010	12/31/2009
				THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
86,881,400-4	Envases CMF S.A.	Chile	Pesos	19,612,706	19,070,517	18,910,774	50.00%	50.00%	50.00%
96,845,500-0	Vital Jugos S. A.	Chile	Pesos	10,200,566	—	—	57.00%	—	—
76,389,720-6	Vital Aguas S.A.	Chile	Pesos	2,942,487	2,718,443	2,805,995	56.50%	56.50%	56.50%
96,705,990-0	Envases Central S.A.	Chile	Pesos	4,096,916	3,983,711	4,433,731	49.91%	49.91%	49.91%
Foreign	Mais Industria de Alimentos S. A.	Brazil	Reals	5,481,676	5,517,687	—	6.16%	6.16%	—
Foreign	Sucos Del Valle do Brasil Ltda.	Brazil	Reals	4,067,968	3,881,452	—	6.16%	6.16%	—
Foreign	Holdfab Partic. Ltda.	Brazil	Reals	—	—	7,390,522	—	—	14.73%
Foreign	Kaik Participacoes Ltda.	Brazil	Reals	1,304,951	1,223,538	1,190,196	11.31%	11.31%	11.31%
Foreign	Holdfab2 Participacoes Societarias Ltda.	Brazil	Reals	14,548,480	14,358,820	—	36.40%	36.40%	—

				62,255,750	50,754,168	34,731,218

13.2        Movements

Below are the movements in investments in associates accounted for using the equity method between January 1 and March 31, 2011 and January 1 and December 31, 2010:

Description	3/31/2011	12/31/2010
	THCH$	THCH$
Starting Balance	50,754,168	34,731,218
Addition of Vital Jugos S.A. at the start of the period	13,101,153	—
Increase (decrease) in foreign currency exchange, investments in associates	897,503	(624,004)
Capital increases in associates	3,130,500	15,229,291
Sale of interests in associates	(6,174,282)	—
Dividends received	—	(1,379,837)
Share in ordinary profit (loss)	510,102	2,986,764
Unrealized profit	(36,454)	(671,829)
Other	73,060	482,565
Ending balance	62,255,750	50,754,168

The main movements in 2011 and 2010 are explained below:

•             A Special Shareholders Meeting of Vital S.A., our subsidiary, held January 5, 2011, approved an increase of THCH$1,278,000 in the capital of the company, which was paid in full on January 7, 2011.  It also approved changing the name of the company to “Vital Jugos S.A.”

•             On January 21, 2011, our subsidiaries Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. sold a combined 43% interest in Vital Jugos S.A. to Embotelladoras Coca Cola Polar S.A. (15%) and Coca Cola Embonor S.A. (28%).  There was a profit of THCH$653,214 on the sale, which is shown under other gains (losses) in the statement of income.

As the result of the change in the business structure, the Andina Group lost control of Vital Jugos S.A. since despite maintaining a 57% share, it became a joint business with the rest of the bottlers in the Coca Cola System.   So, starting January 1, 2011, the financial statements of Vital Jugos S.A. are treated as investments accounted for under the equity method and its financial statements are excluded from the consolidation.

•             During March 2011, we made a capital contribution to our associate, Vital Jugos S.A., for an aggregate of THCH$1,852,500.

•             On March 23, 2010, Holdfab2 Participacoes Societarias Ltda. was incorporated in Brazil in conjunction with the other Coca-Cola bottlers in order to concentrate the investments of manufacturers in León Júnior S.A. in which our subsidiary, Rio de Janeiro Refrescos Ltda., holds a 36.40% share.  It made its contribution of THCH$ 15,229,291 on August 23, 2010.

•             By resolution of the shareholders in Holdfab Participacoes Ltda., a Brazilian company in which our subsidiary, Rio de Janeiro Refrescos Ltda., held a 14.73% interest, that company was divided into two new companies called “Mais Industria de Alimentos Ltda.” and “Sucos del Valle do Brasil Ltda.,” holding a 6.16% interest in each.  This division took effect on January 1, 2010.

•             During the 2010 fiscal year, the Company received dividends amounting to THCH$1,379,837 from its associate Envases CMF S.A.

NOTE 14 — INTANGIBLE ASSETS AND GOODWILL

14.1           Intangible assets other than goodwill

Intangible assets other than goodwill were as follows at the close of each fiscal year:

	March 31, 2011			December 31, 2010			December 31, 2009
	Gross	Cumulative	Net	Gross	Cumulative	Net	Gross	Cumulative	Net
Item	value	amortization	value	value	amortization	value	value	amortization	value
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Rights	523,438	(96,390)	427,048	522,750	(94,124)	428,626	525,403	(98,501)	426,902
Software	9,139,506	(8,011,448)	1,128,058	8,718,483	(7,781,514)	936,969	8,807,761	(7,117,330)	1,690,431
Total	9,662,944	(8,107,838)	1,555,106	9,241,233	(7,875,638)	1,365,595	9,333,164	(7,215,831)	2,117,333

The movement in the balances of intangible assets was as follows for the period January 1 to March 31, 2011 and 2010:

	March 31, 2011			December 31, 2010
Description	Rights	Software	Total	Rights	Software	Total
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Starting balance	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333
Additions	—	351,965	351,965	16,710	181,123	197,833
Amortization	(1,846)	(159,525)	(161,371)	(8,024)	(907,477)	(915,501)
Other increases (decreases)	268	(1,351)	(1,083)	(6,962)	(27,108)	(34,070)
Ending balance	427,048	1,128,058	1,555,106	428,626	936,969	1,365,595

14.2        Goodwill

The movement in goodwill broke down as follows during the 2011 and 2010 fiscal years:

January to March 2011

				Translation difference/
				functional currency
				other than presentation
Cash generating unit	01/01/2011	Additions	Retirements	currency	3/31/2011
	THCH$	THCH$	THCH$	THCH$	THCH$
Brazilian operation	42,298,955	—	—	1,983,545	44,282,500
Argentine operation	15,471,380	—	—	73,604	15,544,984
Total	57,770,335	—	—	2,057,149	59,827,484

January to December

				Translation difference/
				functional currency
				other than presentation
Cash generating unit	01/01/2010	Additions	Retirements	currency	12/31/2010
	THCH$	THCH$	THCH$	THCH$	THCH$
Brazilian operation	43,820,310	—	—	(1,521,355)	42,298,955
Argentine operation	17,540,035	—	—	(2,068,655)	15,471,380
Total	61,360,345	—	—	(3,590,010)	57,770,335

NOTE 15 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

These liabilities are itemized as follows:

	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Current
Bank debt	8,383,152	6,941,133	615,441
Bonds	4,349,640	3,120,737	2,884,651
Transaction Tax Allowance in Brazil (CPMF)	1,391,705	1,934,529	2,299,789
Total	14,124,497	11,996,399	5,799,881

Non-current
Bank debt	549,603	593,726	200,572
Bonds	70,315,265	69,855,733	70,840,962
CPMF	—	—	2,108,140
Total	70,864,868	70,449,459	73,149,674

15.1.1     Bank debt, current

Borrower			Lender							Maturity		Total
			Taxpayer				Type of	Effective	Nominal	Out to	90 days to	at	at	at
Taxpayer ID	Name	Country	ID	Name	Country	Currency	Amortization	Rate	Rate	90 days	1 year	3/31/2011	12/31/2010	12/31/2009
												THCH$	THCH$	THCH$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine Pesos	At maturity	13.22%	13.22%	—	6,522,457	6,522,457	6,545,691	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nuevo Santa Fe	Argentina	Argentine Pesos	At maturity	10.50%	10.50%	1,470,904	—	1,470,904	5,032	243,723
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de Galicia	Argentina	Argentine Pesos	At maturity	10.60%	10.60%	111,781	—	111,781	9,220	129,455
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Reals	Monthly	9.40%	9.40%	34,123	223,216	257,339	197,880	119,559
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Alfa	Brazil	Reals	Monthly	11.07%	11.07%	20,671	—	20,671	49,310	122,704
91,144,000-8	Embotelladora Andina S.A.	Chile	97,004,000-5	Banco de Chile	Chile	Chilean Pesos	At maturity	4.50%	4.50%	—	—	—	134,000	—
												8,383,152	6,941,133	615,441

15.1.2     Bank debt, non-current

Borrower			Lender							Maturity			Total
Taxpayer			Taxpayer				Type of	Effective	Nominal	1 to 3	3 to 5	more than	at	at	at
ID	Name	Country	ID	Name	Country	Currency	Amortization	Rate	Rate	years	years	5 years	3/31/2011	12/31/2010	12/31/2009
										THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Reals	Monthly	9.40%	9.40%	549,603	—	—	549,603	593,726	149,446
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Alfa	Brazil	Reals	Monthly	11.07%	11.07%	—	—	—		—	51,126
												Total	549,603	593,726	200,572

15.2.1     Bonds

	Current			Non-Current			Total
Composition of bonds	3/31/2011	12/31/2010	12/31/2009	3/31/2011	12/31/2010	12/31/2009	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Bonds at face rate	4,589,886	3,359,692	3,117,629	72,738,427	72,324,782	73,484,258	77,328,313	75,684,474	76,601,887
Expenses of issuance and placement discounts	(240,246)	(238,955)	(232,978)	(2,423,162)	(2,469,049)	(2,643,296)	(2,663,408)	(2,708,004)	(2,876,274)
Net balance	4,349,640	3,120,737	2,884,651	70,315,265	69,855,733	70,840,962	74,664,905	72,976,470	73,725,613

15.2.2     Current and non-current balances

Bonds consist of Series B UF bonds issued by the parent company on the Chilean market.  These instruments are described below:

Bond Registration							Next
or Identification		Nominal	Unit of	Interest	Final	Interest	Principal	Par value
Number	Series	Amount	Adjustment	Rate	Maturity	Rate	Amortization	3/31/2011	12/31/2010	12/31/2009
								THCH$	THCH$	THCH$
Bonds, current portion
SVS Registration 254 6/13/2001	B	3,508,794	UF	6.5	01.06.2026	Semi-annual	Jun-11	4,589,886	3,359,692	3,117,629
Total, current portion								4,589,886	3,359,692	3,117,629

Bonds, non-current portion
SVS Registration 254 6/13/2001	B	3,508,794	UF	6.5	01.06.2026	Semi-annual	Jun-12	72,738,427	72,324,782	73,484,258
Total, non-current portion								72,738,427	72,324,782	73,484,258

The interest accrued included in the current portion of bonds totaled THCH$1,614,638 at March 31, 2011, THCH$406,229 at December 31, 2010 and THCH$423,190 at December 31, 2009.

15.2.3     Non-current maturities

							Total
		Year of Maturity					Non-current
	Series	2012	2013	2014	2015	Beyond	3/31/2011
		THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
SVS Registration 254 6/13/2001	B	3,168,641	3,374,600	3,593,950	3,827,559	58,773,677	72,738,427

15.2.4     Market rating

The bonds issued on the Chilean market had the following rating at March 31, 2011 :

AA +	:	Rating assigned by Fitch Chile
AA +	:	Rating assigned by Feller & Rate

15.2.5     Restrictions

The Company issued and placed bonds for an aggregate of UF 3,700,000 on the Chilean market in 2001.  Of that amount, UF 3,508,794.30 are outstanding and contain the following restrictions:

•           Embotelladora Andina S.A. must maintain an indebtedness where the consolidated financial liabilities do not exceed 1.20 times consolidated equity.  Consolidated financial liabilities will be considered current interest-accruing liabilities, namely: (i) other current financial liabilities plus (ii) other non-current financial liabilities.  Consolidated equity will be total equity, including non-controlling interests.

•           Embotelladora Andina S.A. must maintain consolidated assets unencumbered by any pledge, mortgage or other lien equal to at least 1.30 times consolidated unsecured current liabilities.

•           The Company must maintain and in no way forfeit, sell, assign or convey the geographic zone now called the Metropolitan Region as the territory in Chile under franchise from The Coca-Cola Company for the elaboration, production, sale and distribution of The Coca-Cola Company’s products and brands, as stipulated in the bottler’s agreement or license agreement renewable from time to time.

•           The Company must not forfeit, sell, assign or convey any other territory in Argentina or Brazil that is at this time franchised to the Company by The Coca-Cola Company for the elaboration, production, sale and distribution of its products and brands, always provided that territory represents more than 40% of the Adjusted Consolidated Operating Flow of the Company.

The Company was in compliance with all these financial restrictions at March 31, 2011 and December 31, 2010 and 2009.

15.2.6     Repurchased bonds

In addition to the UF bonds, the Company holds its own bonds that have been repurchased in full by companies that are integrated in the consolidation:

Through its subsidiary Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its own bonds issued on the U.S. market (Yankee Bonds) in 2000, 2001, 2002, 2007 and 2008.  It repurchased the entire issue totaling US$350 million.  US$200 million are still outstanding, which are shown after deducting long-term liabilities under other non-current financial liabilities.

The subsidiary Rio de Janeiro Refrescos Ltda. carries a liability for a US$75 million bond issue expiring in December 2012 with semi-annual interest payments.  At March 31, 2011, December 31 and January 1, 2009, those bonds were entirely in the possession of Abisa Corp S.A. (formerly Pacific Sterling).  Consequently, the assets and liabilities relating to that transaction have been eliminated in these consolidated financial statements.  Furthermore, that transaction was treated as an equivalent investment of the Group in the Brazilian subsidiary, so the exchange differentials between the dollar and the functional currency of each of the entities have been carried to other comprehensive income.

15.2.7     Bank taxes

These bank taxes are owed by Rio de Janeiro Refrescos Ltda. as indicated below:

	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Current	1,391,705	1,934,529	2,299,789
Non-current	—	—	2,108,140
Total	1,391,705	1,934,529	4,407,929

NOTE 16 — TRADE PAYABLES AND OTHER ACCOUNTS PAYABLE

Trade payables and other accounts payable break down as follows:

Item	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Trade payables	75,369,573	87,580,971	49,701,196
Withholdings	4,240,349	8,265,314	13,649,090
Other	9,625,890	9,436,050	18,951,838
Total	89,235,812	105,282,335	82,302,124

NOTE 17 — ALLOWANCES

17.1        Balances

The balances of allowances established by the Company were as follows at the close of each period:

Description	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Litigation	4,341,706	4,328,367	4,461,153
Other	143,262	—	34,833
Total	4,484,968	4,328,367	4,495,986

Current	76,478	60,748	38,879
Non-current	4,408,490	4,267,619	4,457,107
Total	4,484,968	4,328,367	4,495,986

These provisions were established basically for probable losses from fiscal, labor and commercial contingencies based on the opinion of our legal counsel.

17.2        Movements

Below are the movements in the main allowance items:

	3/31/2011			12/31/2010
Description	Litigation	Other	Total	Litigation	Other	Total
	THCH$	THCH$	THCH$	THCH$	THCH$	THCH$
Starting balance at January 1	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986

Additional allowances	9,901	143,262	153,163	875,703	—	875,703
Increase (decrease) in existing allowances	197,070	—	197,070	381,875	—	381,875
Allowance used (payments made against the allowance)	(338,806)	—	(338,806)	(1,146,574)	(34,833)	(1,181,407)
Increase (decrease) in foreign currency exchange	145,174	—	145,174	(243,790)	—	(243,790)
Other increases (decreases)	—	—	—	—	—	—
Ending balance	4,341,706	143,262	4,484,968	4,328,367	—	4,328,367

NOTE 18 — OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Below is the composition of other current and non-current liabilities at the close of each period:

Description	3/31/2011	12/31/2010	12/31/2009
	THCH$	THCH$	THCH$
Minimum 30% dividend	19,122,994	10,723,669	9,339,973
Dividends payable	161,812	6,925,621	5,796,644
Deposits in guarantee	7,928,402	8,002,105	8,848,386
Profit share and bonuses	855,599	6,635,679	6,230,506
Vacations	2,206,473	6,635,265	6,154,855
Derivative liabilities	762,747	917,219	2,079,511
Other	1,151,596	363,190	1,352,203
Total	32,189,623	40,202,748	39,802,078

Current	23,811,150	31,879,967	30,234,814
Non-current	8,378,473	8,322,781	9,567,264
Total	32,189,623	40,202,748	39,802,078

NOTE 19 — EQUITY

19.1        Paid-in Capital

At March 31, 2011, the Company had a paid-in capital of THCH$230,892,178, which was divided into 760,274,542 Series A and Series B shares.  They are distributed and differentiated as indicated below:

19.1.1     Number of shares:

Series	Number of subscribed shares	Number of paid-up shares	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

19.1.2     Capital:

Series	Subscribed capital	Paid-in capital
	THCH$	THCH$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

19.1.3     Rights of each series:

•              Series A:  To elect 6 of the 7 directors and their respective alternates.

•              Series B:  To receive 10% more of the dividends received by the Series A and to elect 1 of the 7 directors.

19.2        Dividend policy

According to Chilean law, the Company must pay cash dividends equal to at least 30% of our net annual profit, save unanimous decision otherwise by the shareholders.  The Company is not legally obligated to pay dividends based on retained earnings if there are no net profits in a given year, unless the Regular Shareholder Meeting so decides.  At the 2011 shareholders meeting, shareholders authorized the Board to distribute interim dividends at its discretion in July and October of 2011 and January 2012.

During 2010, the Shareholders Meeting approved an extraordinary dividend payment against the retained earnings fund in light of the significant cash generation.  We cannot warrant that these payments will recur in the future.

The Company has made no adjustments to determine the net profit distributable according to the legal minimum, pursuant to Circular 1945 of the SVS.

According to Circular 1945 of the SVS dated September 29, 2009, the Company’s Board of Directors decided, at a meeting held October 26, 2010, to maintain the initial adjustments from adopting IFRS as retained earnings.  Distribution of those earnings is conditioned to future realization.

Retained earnings on the date of IFRS adoption at January 1, 2009 totaled ThCh$19,260,703.  THCH$1,766,516 of that amount had been realized at March 31, 2011 and are available for distribution as a dividend, as shown below:

Item	Realization by	Retained earnings at 1/1/2009	Realized at 3/31/2011	Retained earnings at 3/31/2011
		THCH$	THCH$	THCH$
Reappraisal of non-depreciable assets	Sale or impairment	10,958,958	—	10,958,958
Translation differences in investments in related companies	Sale or impairment	6,393,518	—	6,393,518
Reappraisal of depreciable assets	Depreciation	1,579,165	(1,127,842)	451,323
Absorption cost	Sale of products	813,885	(813,885)	—
Actuarial calculation of post-employment benefits	Employee severance	929,560	(253,528)	676,032
Deferred tax complementary accounts	Depreciation	(1,414,383)	428,739	(985,644)
Total		19,260,703	(1,766,516)	17,494,187

Below are the dividends that were declared and paid during the 2011 and 2010 fiscal years:

Dividend payment date		Type of dividend	Dividends imputed towards profit from	$ per Series A share	$ per Series B share
2011	January	Interim	2010	8.50	9.35
2010	January	Interim	2009	7.00	7.70
	April	Final	2009	11.70	12.87
	May	Extraordinary	Retained Earnings	50.00	55.00
	July	Interim	2010	8.50	9.35
	October	Interim	2010	8.50	9.35
2009	January	Interim	2008	7.00	7.70
	April	Final	2008	14.13	15.543
	May	Extraordinary	Retained Earnings	43.00	47.30
	July	Interim	2009	7.00	7.70
	October	Interim	2009	7.00	7.70

19.3        Other reserves

19.3.1     Legal and statutory reserves

According to Official Circular 456 of the Securities Commission, the revaluation of 2009 paid-in capital is shown as part of other equity reserves.  It totaled THCH$5,435,538 at December 31, 2009.

19.3.2     Reserves for translation differences

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated statements of financial position. Exchange differentials between the account receivable held by Abisa Corp S.A. in respect of Rio de Janeiro Refrescos Ltda. is also presented in this account, which has been treated as the equivalent to investments accounted for by the equity method. Translation reserves break down as follows:

Description	3/31/2011	12/31/2010
	THCH$	THCH$
Rio de Janeiro Refrescos Ltda.	9,178,564	1,324,710
Embotelladora del Atlántico S.A.	(19,529,577)	(19,706,911)
Exchange differentials Abisa Corp- Rio de Janeiro Refrescos Ltda.	(1,864,580)	(3,200,224)
Total	(12,215,593)	(21,582,425)

The movement in this reserve was as follows for the fiscal years ending March 31, 2011 and 2010:

Description	3/31/2011	3/31/2010
	THCH$	THCH$
Rio de Janeiro Refrescos Ltda.	7,853,854	1,781,106
Embotelladora del Atlántico S.A.	177,334	666,565
Exchange differentials Abisa Corp- Rio de Janeiro Refrescos Ltda.	1,335,644	724,872
Total	9,366,832	3,172,543

19.4        Non-controlling interests

This refers to the recognition of the portion of equity and income from subsidiaries that are owned by third parties.  They broke down as follows at March 31, 2011:

	Minority interest
	Percentage
Description	%	Equity	Income
		THCH$	THCH$
Embotelladora del Atlántico S.A.	0.0209	9,099	771
Andina Inversiones Societarias S.A.	0.0001	31	2
Total		9,130	773

19.5        Earnings per share

The profit per basic share presented in the consolidated statement of comprehensive income is calculated as the quotient between fiscal year income and the average number of shares outstanding and in circulation in the same period.

The profit per share used for the calculation per basic and diluted share was as follows at March 31, 2011:

	3/31/2011
Profit per share	SERIES A	SERIES B	TOTAL
Profit attributable to shareholders (THCH$)	13,332,530	14,665,223	27,997,752
Weighted average number of shares	380,137,271	380,137,271	380,137,271
Profit per basic share and diluted share (in pesos)	36.83	35.87	38.58

NOTE 20 — HEDGE ASSETS AND LIABILITIES

The Company held the following hedged liabilities at March 31, 2011 and at December 31, 2010 and 2009:

20.1        Currency forward for expected highly probable transactions:

During 2010, the Company made contracts to hedge the exchange rate in purchases of property, plant and equipment in foreign currency to be made in 2011.  At March 31, 2011, outstanding contracts totaled TH€$3,692.  These contracts were appraised at their fair value, resulting in a net profit of THCH$41,622 for 2011 and a hedge liability of THCH$313,945 at March 31, 2011 (THCH$431,236 at December 31, 2010).  Since those contracts do not meet the IFRS documentation requirements to be considered hedges, they have been treated as investment contracts and their effects carried directly to income.

During 2010, the Company made contracts to hedge the exchange rate in the purchase of raw materials to be made in 2011.  At March 31, 2011, outstanding contracts totaled THUS$46,864.  Those contracts were appraised at their fair values, resulting in a net profit of THCH$184,548 for 2011 and a hedge liability of THCH$448,802 at March 31, 2011 (THCH$485,983 at December 31, 2010).  Since those contracts do not meet the IFRS documentation requirements to be considered hedges, they have been treated as investment contracts and the effects carried directly to income.

20.2        Raw material price swap:

In 2010, the Company had sugar sale contracts outstanding on the London Exchange to hedge the variable price of sugar supply in 2010.  Those contracts expired that year.  They were appraised at their fair values and generated net profits of THCH$2,579,498 at March 31, 2010.  In the fiscal year ending December 31, 2009, those contracts resulted in a loss and derivatives liabilities amounting to THCH$2,079,511.  Since those contracts do not meet the IFRS documentation requirements to be treated as hedges, they were accounted for as investment contracts and the effects carried directly to income.

NOTE 21 — LITIGATION AND CONTINGENCIES

21.1        Lawsuits and other legal actions:

The Parent Company and its subsidiaries are not involved in any judicial or extrajudicial litigation or pending litigation that might result, in the opinion of the Company’s legal counsel, in material losses or gains, except as indicated below:

1) Embotelladora del Atlántico S.A. is involved in labor and other lawsuits.  Book allowances have been made in the amount of THCH$929,395 to cover any contingencies of a probable loss in these lawsuits.  Management considers it unlikely that unprovisioned contingencies affect the income and equity of the Company, based on the opinion of its legal counsel.

2) Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits.  Book allowances of THCH$3,368,223 have been made to cover the contingencies of a probable loss in these lawsuits. Management considers it unlikely that unprovisioned contingencies affect the income and equity of the Company, based on the opinion of its legal counsel.

3) Embotelladora Andina S.A. is involved in labor, tax and other lawsuits.  Book allowances of THCH$44,088 have been made to cover the contingencies of a probable loss in these lawsuits. Management considers it unlikely that unprovisioned contingencies affect the income and equity of the Company, based on the opinion of its legal counsel.

21.2        Direct guarantees and restricted assets:

Below are the direct guarantees and restricted assets as of March 31, 2011 and 2010:

Holder of the	Debtor		Assets committed		Book	Balances pending payment on the closing date of the statements of financial position		Date of guarantee release
guarantee	Name	Relationship	Guarantee	Type	Value	2011	2010	2012	2013
					THCH$	THCH$	THCH$	THCH$	THCH$
EZEIZA Customs House	Embotelladora del Atlántico S.A.	Subsidiary	Collateral insurance	Export	—	16,380	—	—	—
EZEIZA Customs House	Embotelladora del Atlántico S.A.	Subsidiary	Collateral insurance	Import	—	6,527	—	—	—
State of Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial pledge	Property	10,798,023	11,954,705	11,958,481	—	—
The Judiciary	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long-term asset	17,621,317	—	—	—	—
Aga	Embotelladora Andina S.A.	Parent Company	Guarantee bond	Contract	—	144,624	157,887	144,624	—
Metropolitan Region Housing and Urbanism Service	Embotelladora Andina S.A.	Parent Company	Guarantee bond	Guarantee bond	—	2,809	2,734	2,809	—

NOTE 22 — FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to diverse risks (including exchange rate, interest rate and price).  The Group’s global risk management program is centered around the uncertainty of financial markets and endeavors to minimize the potential adverse effects on the Group’s financial profitability.  The Group uses derivatives to hedge certain risks.  Below is a description of the main policies established by the Group to manage financial risks.

Interest rate risk

At March 31, 2011, the Company carried all of its debt at a fixed rate.  Consequently, there is a very low risk to the Company’s cash flow because of fluctuations in market interest rates.

Foreign currency risk

Revenues generated by the Company are linked to the local currencies of the countries in which it does business.  Their composition for this period was:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
31%	47%	22%

Since the Company’s revenues are not linked to the U.S. Dollar, the policy has been implanted of holding financial investments in dollar-denominated instruments amounting at least to the equivalent to the U.S. Dollar—denominated liabilities in order to manage exchange risk, meaning the imbalance between assets and liabilities denominated in U.S. Dollars.

Furthermore, depending on market conditions, the Company’s policy is to make foreign currency hedges to lessen the effect of the exchange rate on cash outlays in American Dollars, corresponding mainly to raw material supplier payments.  Based on the percentage of raw material purchases that are made or are indexed to the American Dollar, any eventual currency devaluation of 5% in the three countries where the Company does business would result in a cumulative reduction of THCH$1,568,499 in income as of March 31, 2011.

The book exposure of subsidiaries abroad (Brazil and Argentina) from conversion of their functional currency to the functional currency and presentation currency of the parent company caused by the methodology for translation in foreign subsidiaries is only hedged when it is predicted that there might be important negative differences and the associated cost of that hedging is reasonable, in the opinion of management.  At March 31, 2011, the Brazilian real had appreciated 2.25% with respect to December 31, 2010, while the Argentine peso and Chilean peso devaluated 2.0% and 2.4%, respectively, in the same period.  If these trends would have been more marked in the same period, reaching, for example, an appreciation of 5% in the Brazilian currency combined with a devaluation of 4% in the Argentine peso and 5% in the Chilean peso, there would have been an increase of THCH$583,763 in profits in the period.  In terms of equity, that same scenario would cause the rest of the translation of the asset and liability accounts to increase equity by THCH$17,222,897.

Commodity risk

The Company faces the risk of fluctuations in the prices for sugar, aluminium and PET resin on international markets.  These inputs are required to produce beverages.  As a whole they account for 35% to 40% of operating costs.  The potential impacts on these consolidated comprehensive statements, should the price of our main raw materials rise 5%, would be a reduction of approximately THCH$2,058,778 in our cumulative income at March 31, 2011.  In order to minimize and/or stabilize that risk, early purchase and procurement contracts are frequently made when warranted by market conditions.  Commodities hedges have also been used.

NOTE 23 — OTHER INCOME BY FUNCTION

Other operating income breaks down as follows at March 31, 2011 and 2010:

	1/1/2011	1/1/2010
Description	3/31/2011	3/31/2010
	THCH$	THCH$
Profit on the sale of property, plant and equipment	61,572	29,185
Other	10,674	165,485
Total	72,246	194,670

NOTE 24 — OTHER EXPENSES BY FUNCTION

Other miscellaneous operating expenses are described below as of March 31, 2011 and 2010:

	1/1/2011	1/1/2010
Description	3/31/2011	3/31/2010
	THCH$	THCH$
Tax on bank debits	(771,603)	(735,973)
Contingencies	(248,426)	(304,203)
Non-operating fees	(11,664)	(472,584)
Loss on the sale of property, plant and equipment	(16,841)	—
Other	(73,488)	(85,161)
Total	(1,122,022)	(1,597,921)

NOTE 25 — FINANCIAL INCOME AND COSTS

Below is a description of the financial income and cost at March 31, 2011 and 2010:

a) Financial income

	1/1/2011	1/1/2010
Description	3/31/2011	3/31/2010
	THCH$	THCH$
Interest income	485,524	750,393
Other financial income	174,499	84,610
Total	660,023	835,003

b)              Financial costs

	1/1/2011	1/1/2010
Description	3/31/2011	3/31/2010
	THCH$	THCH$
Interest on bonds	(1,268,095)	(1,185,521)
Interest on bank loans	(302,117)	(37,770)
Other financial costs	(225,433)	(352,152)
Total	(1,795,645)	(1,575,443)

NOTE 26 — OTHER GAINS AND LOSSES

Other gains and losses are described below as of March 31, 2011 and 2010:

	1/1/2011	1/1/2010
Description	3/31/2011	3/31/2010
	THCH$	THCH$
Adjustment of judicial deposits (Brazil)	120,649	96,437
Derivatives transactions	226,170	2,579,498
Profit on the sale of shares in Vital S.A.	653,214	—
Insurance deductible and donations for earthquake loss	—	(1,000,000)
Other non-operating income (disbursements)	(288,095)	(43,884)
Total	711,938	1,632,051

NOTE 27 — THE ENVIRONMENT

The Company has made disbursements to improve industrial processes, to purchase industrial waste flow metering equipment, for laboratory analyses, and for consulting on environmental impacts and other studies for a total of THCH$ 567,745.

These disbursements are shown by country below:

	2011 Fiscal year		Future commitments
	Imputed to	Imputed to	Imputed to	Imputed to
Countries	expenses	PPE	expenses	PPE
	THCH$	THCH$	THCH$	THCH$

Chile	47,081	3,509	121,903	846,395
Argentina	144,804	1,798	452,518	380,475
Brazil	345,102	25,451	362,168	—
Total	536,987	30,758	936,589	1,226,870

NOTE 28 — SUBSEQUENT EVENTS

There have been no material financial or other events occurring between the end of the fiscal year and the date of preparation of these financial statements that have affected or might affect the assets, liabilities and/or income of the Company.